Exhibit 99.4(k)

PROTECTIVE LIFE INSURANCE COMPANY P. O. BOX 1928 BIRMINGHAM, ALABAMA 35282-8238

ANNUITIZATION BONUS ENDORSEMENT

We are amending the Contract to which this endorsement is attached by adding the following provision:

Annuitization Bonus — If the Annuity Commencement Date is on or after the 10th Contract Anniversary, and if you select Annuity Option B with a certain period of not less than 10 years, we will add an annuitization bonus to the amount we apply to the Annuity Option.   The annuitization bonus will equal 2% of the Contract Value to be applied to the Annuity Option and will be calculated as of the Valuation Period that contains the Annuity Commencement Date.

Signed for the Company and made a part of the Contract as of the Effective Date.

PROTECTIVE LIFE INSURANCE COMPANY

Steve M. Callaway, Secretary